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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TRIPATH IMAGING, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

896942109

(Cusip Number)

Roche International Ltd.
P.O. Box HM 905
Hamilton, Bermuda HM DX
(441) 295-3391
Roche Image Analysis System, Inc.
340 Kingsland Street
Nutley, NJ 07110
(973) 235-2165

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 27, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896942109

1.	Name of Reporting Person: Roche International Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

2

CUSIP No. 896942109

1.	Name of Reporting Person: Roche Image Analysis Systems, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

3

           The statement on Schedule 13D dated November 15, 2000 (the “Schedule 13D”) relating to the common stock, par value $0.01 per share (the “Shares”), of TriPath Imaging, Inc., a Delaware corporation (“TriPath” or the “Company”) is hereby amended as set forth in this Amendment No. 1 (this “Amendment”). This Amendment is being filed jointly by Roche International Ltd., a Bermuda corporation (“RIL”) and Roche Image Analysis Systems, Inc., a Delaware corporation (“RIAS,” and together with the RIL, “the “Reporting Persons”) to report an intercompany transfer by the Reporting Persons of the Shares to Roche Holdings, Inc. (“Holdings”). As a result of this transfer, each of the Reporting Persons has ceased to be the beneficial owner of 5% of the Shares of the Company.

           This Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D. Except as disclosed in and amended by this Amendment, all information set forth in the Schedule 13D is unaffected hereby.

           Items 4 and 5 of the Schedule 13D are hereby amended as follows:

Item 4. Purpose of transaction.

           On December 27, 2004, pursuant to an intercompany transfer: (i) RIAS transferred and assigned to Holdings, and Holdings obtained from the RIAS, all of the RIAS’ right, title and interest in 2,950,680 Shares; and (ii) RIL transferred and assigned to Holdings, and Holdings obtained from RIL, all of RIL’s right title and interest in 5,000,000 Shares. The purpose of the transfer was to consolidate RIL’s and RIAS’ holdings of Shares with Holdings.

Item 5. Interest in Securities of the Issuer.

           (a) Not applicable.

           (b) Not applicable.

           (c) Not applicable.

           (d) Not applicable.

           (e) Effective December 27, 2004, the Reporting Persons ceased to beneficial owners of more than 5% of TriPath’s outstanding Shares.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2004

ROCHE INTERNATIONAL LTD.
By:	/s/ Wayne Morgan
	Name:	Wayne Morgan
	Title:	Secretary

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2004

ROCHE IMAGE ANALYSIS SYSTEMS, INC.
By:	/s/ Frederick C. Kentz, III
	Name:	Frederick C. Kentz, III
	Title:	Secretary